UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Hardinge Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

412324303

(CUSIP Number)

Privet Fund LP

Attn: Ryan Levenson

79 West Paces Ferry Road, Suite 200B

Atlanta, GA 30305

With a copy to:

Rick Miller

Bryan Cave LLP

1201 W. Peachtree St., 14th Floor

Atlanta, GA 30309

Tel: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 412324303	Page 2 of 9 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,315,090
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,315,090
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,315,090
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 412324303	Page 3 of 9 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC, AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,372,188
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,372,188
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,372,188
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 412324303	Page 4 of 9 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS SC, AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,632
	8	SHARED VOTING POWER 1,372,188
	9	SOLE DISPOSITIVE POWER 1,632
	10	SHARED DISPOSITIVE POWER 1,372,188
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,373,820
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 412324303	Page 5 of 9 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Capital Investments II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 412324303	Page 6 of 9 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hardinge Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 412324303	Page 7 of 9 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hardinge Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON CO

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 3, 2014, as amended on March 3, 2015, October 16, 2015, August 17, 2016, August 11, 2017, November 2, 2017, and February 16, 2018 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of Hardinge Inc., a New York corporation (the “Company” or “Issuer”). This Amendment No. 7 is being filed to provide Exhibit 99.1 hereto in response to comments received by the Reporting Persons from the staff of the Commission on the Reporting Persons’ confidential treatment request to Exhibit 99.1 filed with Amendment No. 6 to the Schedule 13D. Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following under the existing heading “The Debt Commitment Letter”:

On February 22, 2018, Parent and Privet Fund Management entered into an amendment to the Debt Commitment Letter with Lender to extend to August 27, 2018 (taking into account all extension periods that may be available if certain conditions are met) the date upon which the Debt Commitment Letter and the commitments thereunder will automatically terminate in the event that the debt financing contemplated thereby has not been funded. The foregoing description of the amendment to the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the amendment to the Debt Commitment Letter, a copy of which was filed as Exhibit (b)(2) to Schedule 13E-3 by the Company on March 5, 2018 and is incorporated by reference in its entirety into this Item 3.

Item 5. Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety to read as follows:

(a)	As of the date of this filing, the Reporting Persons beneficially own 1,373,820 shares of Common Stock, or approximately 10.6% of the outstanding Common Stock (calculated based on information included in the Form 10-K filed by the Company for the fiscal year ended December 31, 2017, which reported that 12,966,148 shares of Common Stock were outstanding as of March 6, 2018).

Item 7. Materials to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit 99.1     Debt Commitment Letter from White Oak Capital Advisors, LLC to Hardinge Holdings, LLC and Privet Fund Management LLC dated February 12, 2018, superseding Exhibit 99.2 to Amendment No. 6 to the Schedule 13D (Confidential information has been omitted and filed separately with the Commission).

Exhibit 99.2     Amendment to the Debt Commitment Letter, dated February 22, 2018, by and among Hardinge Holdings, LLC, Privet Fund Management LLC, and White Oak Global Advisors, LLC, filed as Exhibit (b)(2) to the Schedule 13E-3 filed by the Company on March 5, 2018, and incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 412324303	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 25, 2018

PRIVET FUND LP

By: Privet Fund Management LLC,
Its General Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

/s/ Ryan Levenson
Ryan Levenson

PRIVET CAPITAL INVESTMENTS II, LP

By: Privet Capital Management LLC, its General Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

HARDINGE HOLDINGS, LLC

By: Privet Fund Management LLC, its Manager

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Managing Member

HARDINGE MERGER SUB, INC.

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Chief Executive Officer